HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

William T. Hart, P.C.
Will Hart

(303) 839-0061

harttri nen@ao1 com
Fax: (303) 839-5414

August 24, 2017

Hillary Daniels
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SEP 08 RECD

Re: Golden Eagle International, Inc.
          Preliminary Proxy Statement on Schedule 14A
          File No. 000-23726

In reference to the Staffs letter dated on March 17, 2017, the Company has filed its 10-K reports for the years ending December 31, 2014 and 2015. The Company plans to file its 10-K report for the year ending December 31, 2016 shortly.

At this time, would the staff allow the Company to proceed with its Special Meeting of Shareholders?

Very Truly Yours,

HART & HART, LLC



By
William T. Hart

Golden Eagle Letter SEC re Shareholder Meeting 8-24-17